[PHILLIPS-VAN HEUSEN CORPORATION LETTERHEAD]

July 29, 2010

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Phillips-Van Heusen Corporation
Form 10-K for Fiscal Year Ended January 31, 2010
Filed March 31, 2010
Forms 8-K filed March 22, 2010 and May 24, 2010
File No. 001-07572

Dear Mr. Reynolds:

Reference is made to your letter of July 13, 2010. On behalf of Phillips-Van Heusen Corporation, set forth below are both the comments from your letter and our responses.

Form 10-K for Fiscal Year Ended January 31, 2010

Exhibits, Financial Statements Schedules, page 42

1.

The Second Amended and Restated Credit Agreement, filed as Exhibit 10.32 to your Form 10-K for the year ended January 31, 2010, does not appear to include all schedules and exhibits. Please file a complete copy of this agreement, including all attachments, as an exhibit to your next periodic report. In your letter in response to these comments, please confirm that you will re-file this agreement in its entirety.

Response:  The Second Amended and Restated Credit Agreement, dated as of July 10, 2007 (the “Old Credit Agreement”), was terminated on May 6, 2010, the date on which we entered into a new credit agreement (the “New Credit Agreement”).  As a result, the Old Credit Agreement is no longer in effect and no longer constitutes one of our material contracts required to be filed under Item 601(b)(10) of Regulation S-K.  Therefore, we believe that filing a complete copy of the Old Credit Agreement is neither necessary nor useful to investors.  We confirm that we will file a complete copy of the New Credit Agreement, including the exhibits and schedules thereto, as an exhibit to our next quarterly report on Form 10-Q, subject to any request for confidential treatment that we may file and any excluded items to be agreed upon with the Commission’s staff in connection therewith.

Notes to Consolidated Financial Statements, page F-6

2. Acquisitions, page F-9

Acquisition of CMI, page F-10

2.

We note that you acquired 100% of the issued and outstanding shares of Confezioni Moda Italia, S.r.L. (“CMI”) from a subsidiary of The Warnaco Group, Inc. (“Warnaco”) in January 2008. We further note that in the first quarter of 2008, Warnaco paid you $38.5 million in return for you assuming ownership of CMI, and you also paid to Warnaco $17.1 million (of which $4.1 million was thereafter refunded to you) based on a percentage of Warnaco’s estimate of the net working capital of CMI as of the closing date. Please tell us of the following with respect to your January 2008 acquisition of CMI:

Mr. John Reynolds

July 29, 2010

a.

What you acquired (e.g. assets acquired, liabilities assumed or incurred, etc.), and how your consideration of $17.1 million (less the subsequent $4.1 million refund) paid to Warnaco was determined;

Response: In connection with acquiring the outstanding shares of CMI, we acquired all of CMI’s assets and liabilities, subject to Warnaco’s1 representations, warranties and covenants regarding the same and rights of indemnification in connection with any breach thereof.  The consideration was based on the value of CMI’s working capital, which was comprised principally of inventory and receivables, net of accounts payable, at the time of the acquisition. The $17.1 million initial payment to Warnaco was based on a percentage of Warnaco’s good faith estimate of the working capital value on the closing date, as determined under “Italian GAAP” (International Financial Reporting Standards) and as converted from Euros to U.S. dollars at the agreed upon exchange rate, in each case as required by the acquisition agreement. We disputed Warnaco’s estimated valuation of the working capital, as permitted under the acquisition agreement, and after a lengthy negotiation process, the parties agreed to a value for the working capital resulting in the $4.1 million refund to us from Warnaco.

b.

How you accounted for the initial acquisition of CMI (i.e. business combination or asset acquisition);

Response: We accounted for the acquisition of CMI as a business combination pursuant to FAS 141 (as the acquisition was consummated prior to the effective date of FAS 141R). Per FAS 141, “a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.” EITF 98-3 defines a business as, “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.”

The acquisition of CMI included inputs, such as assets and employees, as well as processes, such as a manufacturing and warehousing infrastructure.  The outputs, defined as the ability to obtain access to the customers, included the acquisition of contracts with the licensees that operated Calvin Klein Collection retail stores. We therefore determined that CMI met the definition of a business, and as such, accounted for the transaction as a business combination as required by FAS 141.

c.

What Warnaco’s $38.5 million payment to you represented (e.g. a return for your ownership assumption of CMI, an offset to your projected losses for CMI, acquisition of new Calvin Klein licenses, expansion of existing Calvin Klein licenses, etc.); and

Response: Warnaco made the $38.5 million payment to us as an offset to our projected future losses that could reasonably be expected to be incurred from operating the CMI business, as the payment relieved Warnaco of the obligation to operate the Calvin Klein Collection business and allowed them to avoid for themselves such projected future operating losses. Prior to our acquisition of CMI from Warnaco, Warnaco was obligated under a separate agreement with us to assume the operation of the Calvin Klein Collection business, which had historically incurred operating losses, from a previous licensee of the business.

1 For the avoidance of doubt, when we refer to “Warnaco”, we are referring to The Warnaco Group, Inc. and/or its affiliates.

Mr. John Reynolds

July 29, 2010

d.

The period over which you are amortizing related amounts received into income, the basis for such amortization period, and the amounts you have recorded in income on an annual basis through fiscal year end January 31, 2010.

Response: The acquisition agreement with Warnaco requires us to operate the Calvin Klein Collection business through the end of our 2012 fiscal year. If we terminate the operations of the Calvin Klein Collection business prior to that time, we are obligated to refund to Warnaco a pro rata portion of Warnaco’s $38.5 million payment. The amount of the refund would be calculated in accordance with the refund provisions of the acquisition agreement, which are essentially based on how much time has passed from the acquisition date to the date that the business is terminated. Accordingly, we are amortizing the payment from Warnaco into income as we continue our performance obligation. In this regard, we amortized $7.8 million into income in each of fiscal 2008 and 2009.  The Calvin Klein Collection business has incurred operating losses exceeding the amount that we have amortized into income since our acquisition from Warnaco.

Item 2.02 and 9.01 Forms 8-K filed March 22, 2010 and May 24, 2010

Ex. 99.1

3.

We note that you present full non-GAAP consolidated income statements for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Please tell us why you believe it is appropriate to present a full non-GAAP income statement for this purpose. In that regard, we believe that presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Refer to question 102.10 of the Staff’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response:  We are aware of question 102.10 in the Staff’s interpretive guidance and we agree that presenting a full non-GAAP income statement may, depending on the presentation, attach undue prominence to the non-GAAP information. However, we believe our income statement presentation does not give undue prominence to the non-GAAP information. We present GAAP information first, which we believe gives equal if not greater prominence to the GAAP information.  We present both GAAP and non-GAAP information in the income statement because the discussions within the body of our earnings releases always refer to both the GAAP and non-GAAP measures and the presentation in the income statement of both measures enables the reader to better and more easily understand the discussion in the body of our releases.

We also believe that presenting financial information on a consistent basis from period to period enhances the comparability for a reader, even if that information is presented on a non-GAAP basis. We may have periods in which we adjust all line items in our GAAP income statement, thereby leading to a full non-GAAP income statement. If the reporting period in the preceding or ensuing year included adjustments to only select lines in our GAAP income statement, we believe presenting a partial non-GAAP income statement would make it more difficult for a reader to compare each line item.

Furthermore, we believe that having all GAAP and non-GAAP information in full columnar format makes it easier for a reader to compute certain income statement relationships on both a GAAP and non-GAAP basis.  For example, our gross margin rate is determined by dividing gross margin by total revenue.  Similarly, our operating expenses and operating margins in relation to our revenue are important performance measures in understanding our business, as is our income tax expense in relation to our pre-tax income.

On balance, we do not believe that our presentation attaches undue prominence to non-GAAP information. Rather, we believe that it provides investors with important information in a clear and complete manner, which allows them to more easily understand the reconciliation and evaluate our performance. We also believe that presenting this information is what investors expect and want to see.

Mr. John Reynolds

July 29, 2010

Item 2.02 and 9.01 Form 8-K filed May 24, 2010

Ex. 99.1

Consolidated Income Statements, page 10

4.

We note that the tax benefits associated with the Company’s acquisition, restructuring and other costs are estimated based on the Company’s assessment of deductibility considering the jurisdiction where such charges are incurred. Please provide us with reconciliations to the $31.589 million and $1.812 million income tax benefit adjustments for the quarters ended May 2, 2010 and May 3, 2009, respectively. Also tell us how each tax adjustment was calculated (i.e. the tax rate(s) used to determine the underlying adjustments) and further explain to us how you determined the respective tax rate(s) used. To the extent that different tax rates were used, please explain the reason(s) for such differences.

Response: For the quarter ended May 2, 2010, we incurred pre-tax expenses of $104.0 million related to professional service fees, transaction costs and a loss on hedges against Euro to U.S. dollar exchange rates relating to our acquisition of Tommy Hilfiger. The tax benefit associated with this loss was $31.6 million, which was computed as follows:

(dollar amounts in millions)

	Pre-Tax	Tax	Tax
	Amount	Rate	Benefit

Professional service fees, transaction costs and a loss on hedges against Euro to U.S. dollar exchange rates relating to the acquisition of Tommy Hilfiger estimated to be tax deductible	$83.2	38.0%	$31.6

Professional service fees and transaction costs relating to the acquisition of Tommy Hilfiger estimated to be capitalizeable into stock basis and, therefore, not tax deductible	$20.8

Total	$104.0		$31.6

The professional service fees included investment banking, legal, valuation and accounting, as well as other expenses that were directly related to the acquisition. The estimated expenses that we concluded to be tax deductible were primarily determined to be deductible in the United States. The tax benefit of these expenses was provided at 38.0%, our estimated U.S. tax rate for fiscal 2010.

For the quarter ended May 3, 2009, we incurred pre-tax costs of $4.720 million related to our restructuring initiatives. Such costs were determined to be tax deductible in the United States. The U.S. tax rate we used in our first quarter tax provision in fiscal 2009 was 38.4%, which was applied to the $4.720 million to derive a tax benefit of $1.812 million.

Full Year and Second Quarter Guidance Assumptions and Reconciliations of GAAP and Non-GAAP Amounts, page 14

Acquisition and Integration Costs and Earnings (Loss) Per Share Reconciliations, page 14

5.

We note your estimated tax impacts of $84 million and $14 million for the Full Year 2010 and Second Quarter 2010, respectively. Please tell us the tax rate(s) used to determine the tax impacts and further explain to us how you determined the respective tax rate(s) used. To the extent that different tax rates were used, please explain the reason(s) for such differences.

Mr. John Reynolds

July 29, 2010

Response: When preparing our full year 2010 and second quarter 2010 earnings guidance, we estimated the tax impacts of the Tommy Hilfiger acquisition and integration costs on a basis consistent with our first quarter approach. Accordingly, we evaluated each item that we expect to identify as an acquisition or integration cost to determine if it would be tax deductible, and if so, in what jurisdiction. All items were identified as either primarily tax deductible in the United States, in which case we assumed a tax rate of 38.0%, or as non-deductible, in which case we assumed no tax benefit. The assumptions used were consistently applied for both our GAAP and non-GAAP earnings guidance.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 212-381-3552 if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the Fiscal Year Ended January 31, 2010, and Forms 8-K filed March 22, 2010 and May 24, 2010.

Very truly yours,

/s/ Bruce Goldstein

Bruce Goldstein
Senior Vice President and Controller

cc: Mr. John T. Archfield

      Mr. David Walz

      Mr. Shehzad Niazi

      Mr. Emanuel Chirico

      Mr. Michael Shaffer

      Mr. Mark D. Fischer, Esq.